Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated August 3, 2016

Registration Nos. 333-207181 and 333-207181-01

Term Sheet

Vale Overseas Limited

US$1,000,000,000

6.250% Guaranteed Notes due 2026

Issuer:	Vale Overseas Limited

Guarantor:	Vale S.A.

Title of Securities:	6.250% Guaranteed Notes due 2026 (the “Securities”)

Aggregate Principal Amount:	US$1,000,000,000

Price to Public:	100.000% of the principal amount plus accrued interest from August 10, 2016, if settlement occurs after that date

Gross Proceeds:	US$1,000,000,000

Annual Interest Rate:	6.250% from August 10, 2016 based upon a 360-day year consisting of twelve 30-day months

Maturity Date:	August 10, 2026

Interest Payment Dates:	Interest on the notes will be payable semi-annually on February 10 and August 10 of each year, beginning on February 10, 2017.

Yield to Maturity:	6.250%

Benchmark:	UST 1.625% due May 15, 2026

Benchmark Treasury Spot and Yield:	100-22+ and 1.547%

Spread to Treasury:	+ 470.3 bps

Pricing Date:	August 3, 2016

Settlement Date:	August 10, 2016 (T+5)

Expected Ratings*:	Ba3 / BBB- / BBB / BBBL (Moody’s / Standard & Poor’s / Fitch / DBRS)

Minimum Denominations:	US$2,000/US$1,000

Make-Whole Call Spread:	+ 50 bps

Joint Bookrunners:	Banco Bradesco BBI S.A.
BB Securities Ltd. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Co-Managers:

CIBC World Markets Corp.
Credit Agricole Securities (USA) Inc.
Mizuho Securities USA Inc.
MUFG Securities Americas Inc.
Natixis Securities Americas LLC
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.

Format:	SEC-Registered

CUSIP:	91911T AP8

ISIN:	US91911TAP84

Listing:	Application will be made to list the notes on the New York Stock Exchange.

We expect to deliver the notes against payment for the notes on or about August 10, 2016, which will be the fifth business day following the date of the pricing of the notes (this settlement cycle being referred to as ‘‘T+5’’). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade on the date prior to settlement may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding business day should consult their own advisor.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling or emailing, as applicable, BNP Paribas Securities Corp. at +1 (212) 841-2871 or +1 (800) 854-5674 or new.york.syndicate@bnpparibas.com, Citigroup Global Markets Inc. at +1 (800) 831-9146 or prospectus@citi.com, Morgan Stanley & Co. LLC at +1 (866) 718-1649 or prospectus@morganstanley.com (each toll-free in the United States) or, if calling from outside the U.S., by collect calling BB Securities Ltd. at +44 (20) 7367-5800 att. Operations Department or Banco Bradesco BBI S.A. at +1 (212) 888-9145.